UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Longeveron Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
54303L203

(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54303L203	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Armistice Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 676,229
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 676,229
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,229
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%
12		TYPE OF REPORTING PERSON IA, OO

CUSIP No. 54303L203	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Steven Boyd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 676,229
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 676,229
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,229
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 54303L203	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Longeveron Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Item 2.	(a) Names of Person Filing:

Armistice Capital, LLC

Steven Boyd

Collectively, the "Reporting Persons"

Item 2.	(b) Address of Principal Business Office:

Armistice Capital, LLC

510 Madison Avenue, 7th Floor

New York, New York 10022

United States of America

Steven Boyd

c/o Armistice Capital, LLC

510 Madison Avenue, 7th Floor

New York, New York 10022

United States of America

Item 2.	(c) Citizenship:

Armistice Capital, LLC - Delaware

Steven Boyd - United States of America

Item 2.	(d) Title of Class of Securities

Common Stock (“Shares”)

Item 2.	(e) CUSIP No.:

54303L203

CUSIP No. 54303L203	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 54303L203	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned as of September 30, 2024:

Armistice Capital, LLC - 676,229

Steven Boyd - 676,229

(b) Percent of Class as of September 30, 2024:

Armistice Capital, LLC - 4.99%

Steven Boyd - 4.99%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Armistice Capital, LLC - 0

Steven Boyd - 0

(ii) Shared power to vote or to direct the vote

Armistice Capital, LLC - 676,229

Steven Boyd - 676,229

(iii) Sole power to dispose or to direct the disposition of

Armistice Capital, LLC - 0

Steven Boyd - 0

(iv) Shared power to dispose or to direct the disposition of

Armistice Capital, LLC - 676,229

Steven Boyd - 676,229

The percentage of Shares reported to be beneficially owned by the Reporting Persons are based on information from the Issuer.

Armistice Capital, LLC (“Armistice Capital”) is the investment manager of Armistice Capital Master Fund Ltd. (the "Master Fund"), the direct holder of the Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

The Master Fund, a Cayman Islands exempted company that is an investment advisory client of Armistice Capital, has the right to receive dividends from, or the proceeds from the sale of, the reported securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 54303L203	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Armistice Capital, LLC

By:	/s/ Steven Boyd
Steven Boyd Managing Member

By:	/s/ Steven Boyd
Steven Boyd

CUSIP No. 54303L203	SCHEDULE 13G/A	Page 8 of 8 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 14, 2024

Armistice Capital, LLC

By:	/s/ Steven Boyd
Steven Boyd Managing Member

By:	/s/ Steven Boyd
Steven Boyd